Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Inside Entergy – General Announcement

Entergy to Divest and Merge Electric Transmission Business Into ITC, Creating Industry-Leading Electric Transmission Company

Entergy and ITC Holdings Corp. today announced that the Boards of Directors of both companies have approved a definitive agreement under which Entergy will divest and then merge its electric transmission business into ITC.

Once Entergy’s electric transmission business is combined with ITC, ITC will become one of the largest electric transmission companies in the U.S., with transmission more than 30,000 miles of transmission lines, spanning from the Great Lakes to the Gulf Coast.

Entergy’s electric transmission business consists of approximately 15,700 miles of interconnected transmission lines at voltages of 69kV and above and associated substations across the utility service territory in the Mid-South.

Entergy Chairman and CEO J. Wayne Leonard said, “We are pleased to have reached this agreement with ITC, and after careful consideration, we believe this transaction is without a doubt the right decision for our customers and other stakeholders.

“The transaction enables us to maintain the financial flexibility necessary to address the growing challenges our industry faces, including substantial infrastructure investment. We believe ITC’s independent transmission company structure is the best model to drive economic efficiency, achieve an open and robust market, and provide access for low-cost generation and efficient transmission use and expansion in the country.”

Benefits of the Transaction

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Financial flexibility and growth: increases Entergy’s flexibility of investment alternatives and helps protect the credit quality of Entergy and its operating subsidiaries. In turn, as a transmission-only utility, ITC will address transmission system needs regionally, supporting efficient infrastructure investment.

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Operational excellence: combining the best practices of both companies, including the ITC transmission-only model, and Entergy employees’ knowledge and experience of the system, will benefit overall system performance.

•	Independent and transparent ITC model: provides a singular focus on transmission system performance, planning and operations.

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Broader opportunities for employees: provides Entergy employees who become part of the new company the benefit of a singular focus on transmission. As such, they will be able to focus their professional expertise to advance the planning, execution and operations of one of the country’s largest transmission companies, spanning from the Great Lakes to the Gulf of Mexico.

“We are pleased to have reached this agreement with ITC, and after careful consideration, we believe this transaction is without a doubt the right decision for our customers and other stakeholders.” – Wayne Leonard, Entergy chairman and CEO

“This is an attractive and natural strategic fit for ITC that provides benefits for stakeholders, including customers, employees, local communities and shareholders. Customers in Entergy’s service territory will benefit from the commitment that ITC makes to the regions and communities we serve, which is the cornerstone of our business and furthers our mission to be a best-in-class transmission provider and good corporate citizen. We have a strong track record of efficiently and effectively integrating systems and anticipate a seamless transition for Entergy customers,” said Joseph Welch, ITC chairman, president and CEO.

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Transaction Details, Timing and Approvals

The terms of the transaction agreements call for Entergy to divest its electric transmission business to a newly formed entity, Mid South TransCo LLC (“Transco”) and distribute this newly-formed entity to its shareholders in the form of a tax-free spinoff. Transco will then merge with and into a newly-created merger subsidiary of ITC.

ITC and Entergy are targeting completion of the transaction in 2013, subject to satisfaction of certain closing conditions including the necessary approvals of Entergy’s retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

Leadership Team, Employees and Headquarters

Upon the closing of the merger, ITC’s Board of Directors will appoint two new independent directors who will have transmission industry knowledge and familiarity with the region in which Entergy operates. ITC’s management team will remain intact for the combined business, but will be supplemented with key leadership personnel from Entergy’s transmission business to ensure a successful integration and consistency of operations.

Following completion of the transaction, approximately 750 current Entergy positions will be integrated into ITC. In addition, ITC will assume operations of the Entergy transmission and transmission-related facilities throughout the region and further establish a regional presence within the Entergy footprint, including maintaining a regional headquarters in Jackson, Mississippi. ITC’s corporate headquarters are located in Novi, Michigan.

Leadership will include:

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Richard C. Riley, appointed to a senior executive position with responsibility for transmission business system operations (equivalent of chief operations officer for transmission business), reporting to the chairman, president and CEO of ITC.

•	Michael A. Vaughn, vice president, asset management, reporting to Riley.

•	Mark F. McCulla, vice president, reporting to executive vice president and chief business officer, ITC.

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Read the FULL RELEASE (hyperlink to press release) on www.entergy.com.

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Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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INCLUDE THIS LEAD IN ADVANCE COPY TO AFFECTED MANAGEMENT

A message for all supervisors in Energy Delivery, Information Technology, Utility Operations Grid Support and Supply Chain

Entergy and ITC Holdings Corp. today announced that the Boards of Directors of both companies have approved a definitive agreement under which Entergy will divest and then merge its electric transmission business into ITC, creating an industry-leading electric transmission company. ITC and Entergy are targeting completion of the transaction in 2013, subject to satisfaction of customary closing conditions including the necessary approvals of Entergy’s retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

Following completion of the transaction, approximately 750 current Entergy positions will be integrated into ITC. In addition, ITC will assume operations of the Entergy transmission and transmission-related facilities throughout the region and further establish a regional presence within the Entergy footprint, including maintaining a regional headquarters in Jackson, Mississippi. ITC’s corporate headquarters are located in Novi, Michigan.

Undoubtedly employees within energy delivery and transmission-support areas, which primarily include grid support functions within utility operations, information technology, and supply chain, will have questions. A working team is being formed to address related questions and issues.

Below is a copy of the announcement that will be shared with employees shortly. Also, attached you will find:

•	Transaction fact sheet

•	Supervisor background and talk points on the transaction

•	General employee questions and answers

•	Link to a special internal website with information and resources regarding the transaction (add link)

There will be additional opportunities today for employees to obtain more information regarding the transaction:

•

Mark Savoff, executive vice president and chief operating officer; Gary Taylor, group president utility operations; Rick Riley, vice president, energy delivery; Jill Israel, vice president and chief information officer; and Al Gahn, vice president and chief supply officer, will conduct a brief teleconference at 7:30 a.m. CST for employees within the affected organizations in order to provide a brief overview of the transaction prior to an analyst call with Entergy Chairman and CEO Wayne Leonard and ITC Chairman, President and CEO Joseph Welch. Employees can participate in the meeting by dialing 1-877-397-0300 and entering the participant code: 194569. Employees should dial in 5 minutes prior to the start of the meeting.

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At 8 a.m. CST, Entergy Chairman and CEO Wayne Leonard and ITC Chairman, President and CEO Joseph Welch will hold the analyst call. The webcast presentation and presentation slides will be accessible via ITC’s website at www.itc-holdings.com and Entergy’s website at www.entergy.com.

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Following the webcast, at 10:30 a.m. CST, Savoff, Taylor, Riley, Israel and Gahn, along with Renae Conley, executive vice president, human resources and administration, will reconvene for a teleconference with affected employee groups. They will address as many employee questions as possible at this time and Jon Jipping, ITC executive vice president and chief operating officer will be available to provide an introduction to the company. Employees can participate in the meeting by dialing 1-800-243-6403 and entering the participant code: 346823. Employees should dial in 5 minutes prior to the start of the meeting.

In addition to today’s teleconference meetings, leaders of the affected employee groups will begin a series of face-to-face employee meetings this week.

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Employees should refer to the meeting schedule below:

Energy Delivery, Supply Chain and grid support employees:

Monday, Dec. 5

•	1 p.m. - Entergy Building, New Orleans, Room 778

•	4 p.m. - AT&T Building, Kenner, Large Break Room

Tuesday, Dec. 6

•	8 a.m. - Pecue Lane, Baton Rouge, Large Conference Room

•	2 p.m. - Chevyland, Beaumont, Large Meeting Room

Wednesday, Dec. 7

•	8 a.m. - 9th & Louisiana, Little Rock, Reddy Room

•	10 a.m. - System Operations Center, Pine Bluff

•	2 p.m. - Transmission Headquarters, Jackson, Cafetorium

IT (including SAIC) employees:

Monday, Dec. 5

•	1 p.m. – Entergy Building, New Orleans, Rm. 778

•	3:30 p.m. – Delaronde Building, New Orleans, 1st Floor Break Room

Tuesday, Dec. 6

•	8:30 a.m. – Little Rock Data Center

•	4 p.m. - Transmission Headquarters, Jackson, Auditorium

Thursday, Dec. 8

•	10 a.m. - Liberty/Pearl, Beaumont, 1st Floor Large Conference

•	2 p.m. - Timberlock , The Woodlands, 1st Floor Large Conference Room

Supply Chain:

•	Employees within supply chain will also receive a separate invitation to a follow up meeting with supply chain leadership.

ITC will assume and honor the collective bargaining agreements for all bargaining employees who move to the new company.

Upon the closing of the merger, ITC’s Board of Directors will appoint two new independent directors who will have transmission industry knowledge and familiarity with the region in which Entergy operates. ITC’s management team will remain intact for the combined business, but will be supplemented with key leadership personnel from Entergy’s transmission business to ensure a successful integration and consistency of operations.

Through planned integration efforts, Entergy and ITC will work together on shaping the future combined transmission business.

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INCLUDE THIS LEAD IN NOTIFICATION TO AFFECTED EMPLOYEE GROUPS

A message for all employees in Energy Delivery, Information Technology, Supply Chain and Utility Operations Grid Support

Earlier this morning the company announced that Boards of Directors of both companies have approved a definitive agreement under which Entergy will divest and merge its electric transmission business into ITC, creating an industry-leading electric transmission company. ITC and Entergy are targeting completion of the transaction in 2013, subject to satisfaction of customary closing conditions including the necessary approvals of Entergy’s retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

Following completion of the transaction, approximately 750 current Entergy positions will be integrated into ITC. In addition, ITC will assume operations of the Entergy transmission and transmission-related facilities throughout the region and further establish a regional presence within the Entergy footprint, including maintaining a regional headquarters in Jackson, Mississippi. ITC’s corporate headquarters are located in Novi, Michigan.

ITC will assume and honor the collective bargaining agreements for all bargaining employees who move to the new company.

Upon the closing of the merger, ITC’s Board of Directors will appoint two new independent directors who will have transmission industry knowledge and familiarity with the region in which Entergy operates. ITC’s management team will remain intact for the combined business, but will be supplemented with key leadership personnel from Entergy’s transmission business to ensure a successful integration and consistency of operations.

Undoubtedly you have questions. A working team is being developed to address your questions and merger-related issues.

Below you will find the general employee announcement. Also, attached you will find:

•	Transaction fact sheet

•	General employee questions and answers

•	Link to a special internal website with information and resources regarding the transaction (add link)

There will be additional opportunities today for you to gather more information regarding the transaction:

•

Mark Savoff, executive vice president and chief operating officer; Gary Taylor, group president utility operations; Rick Riley, vice president, energy delivery; Jill Israel, vice president and chief information officer; and Al Gahn, vice president and chief supply officer, will conduct a brief teleconference at 7:30 a.m. CST for employees within the affected organizations in order to provide a brief overview of the transaction prior to an analyst call with Entergy Chairman and CEO Wayne Leonard and ITC Chairman, President and CEO Joseph Welch. Employees can participate in the meeting by dialing 1-877-397-0300 and entering the participant code: 194569. Employees should dial in 5 minutes prior to the start of the meeting. Employees should dial in 5 minutes prior to the start of the meeting.

•

At 8 a.m. CST, Entergy Chairman and CEO Wayne Leonard and ITC Chairman, President and CEO Joseph Welch will hold the analyst call. The webcast presentation and presentation slides will be accessible via ITC’s website at www.itc-holdings.com and Entergy’s website at www.entergy.com.

•

Following the webcast, at 10:30 a.m. CST, Savoff, Taylor, Riley, Israel and Gahn, along with Renae Conley, executive vice president, human resources and administration, will reconvene for a teleconference with affected employee groups. They will address as many employee questions as possible at this time and Jon Jipping, ITC executive vice president and chief operating officer will be available to provide an introduction to the company. Employees can participate in the meeting by dialing 1-800-243-6403 and entering the participant code: 346823. Employees should dial in 5 minutes prior to the start of the meeting.

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In addition to today’s teleconference meetings, leaders of the affected employee groups will begin a series of face-to-face employee meetings this week.

You should refer to the meeting schedule below:

Energy Delivery, Supply Chain and grid support employees:

Monday, Dec. 5

•	1 p.m. - Entergy Building, New Orleans, Room 778

•	4 p.m. - AT&T Building, Kenner, Large Break Room

Tuesday, Dec. 6

•	8 a.m. - Pecue Lane, Baton Rouge, Large Conference Room

•	2 p.m. - Chevyland, Beaumont, Large Meeting Room

Wednesday, Dec. 7

•	8 a.m. - 9th & Louisiana, Little Rock, Reddy Room

•	10 a.m. - System Operations Center, Pine Bluff

•	2 p.m. - Transmission Headquarters, Jackson, Cafetorium

IT (including SAIC) employees:

Monday, Dec. 5

•	1 p.m. – Entergy Building, New Orleans, Rm. 778

•	3:30 p.m. – Delaronde Building, New Orleans, 1st Floor Break Room

Tuesday, Dec. 6

•	8:30 a.m. – Little Rock Data Center

•	4 p.m. - Transmission Headquarters, Jackson, Auditorium

Thursday, Dec. 8

•	10 a.m. - Liberty/Pearl, Beaumont, 1st Floor Large Conference

•	2 p.m. - Timberlock, The Woodlands, 1st Floor Large Conference Room

Supply Chain:

•	Employees within supply chain will also receive a separate invitation to a follow up meeting with supply chain leadership.

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